EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE

				Three Months Ended
	Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

Computation of Earnings Per Share (1)
Net (loss) income	$(154,141)	$(715,255)	$(204,515)	$(58,477)	$729,746

Weighted Average number of common shares outstanding (basic and diluted)	88,534	91,429	91,429	91,429	91,429

Net (loss) income per common share (basic and diluted)	$(1.74)	$(7.82)	$(2.24)	$(0.64)	$7.98

(1)	Outstanding options are not considered as their effect is antidilutive for all periods presented.